Final Term Sheet

Filed pursuant to Rule 433

Dated November 13, 2006

Relating to

Prospectus Supplement dated November 13, 2006 to

Registration Statement No. 333-138604

The Black & Decker Corporation

$300,000,000 5.750% Senior Notes due 2016

Issuer:	The Black & Decker Corporation

Principal Amount:	$300,000,000

Title of Securities:	5.750% Senior Notes due 2016

Trade Date:	November 13, 2006

Original Issue Date (Settlement Date):	November 16, 2006

Maturity Date:	November 15, 2016

Yield to Maturity:	5.805%

Spread to Benchmark Treasury:	120 basis points

Benchmark Treasury:	4.625% due November 15, 2016

Benchmark Treasury Yield:	4.605%

Public Offering Price (Issue Price):	99.587% of the Principal Amount thereof

Interest Rate:	5.750% per annum

Interest Payment Dates:	Semi-annually in arrears on each May 15 and November 15, commencing May 15, 2007.

Redemption Provision:	Make-whole call at the Adjusted Treasury Rate plus 20 basis points.

Ratings:	Baa2 / BBB / BBB

Joint Book-Running Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Managers:	BNP Paribas Securities Corp., Commerzbank Capital Markets Corp., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., Lazard Capital Markets LLC, SG Americas Securities, LLC, SunTrust Capital Markets, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC toll free 1-800-294-1322, (ii) Citigroup Global Markets Inc. toll free 1-877-858-5407or (iii) J.P. Morgan Securities Inc. at 1-212-834-4533 (collect).

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